02 JUN 11 AM 11:21

02034905

Exemption number 82-1846

Wednesday, May 29, 2002

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

SUPPL

Dear Mr. Dudek:

Herewith *Nuinsco Resources Limited* press release, "Nuinsco Announces Private Placement." to be filed as required by Rule 12g3-2(b).

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

Sincerely,

Christi Brooks
Associate

Encl.

dlw 6/17

Nuinsco
RESOURCES LIMITED

For Immediate Release: Wednesday, May 29, 2002

NUINSCO ANNOUNCES PRIVATE PLACEMENT

Toronto, May 29 -- Nuinsco Resources Limited (TSX:NWI) ("Nuinsco" or the "Company") announced today a proposed private placement of a $200,000 principal amount convertible debenture (the "Convertible Debenture"), subject to regulatory approval. The Convertible Debenture is convertible into common shares of Nuinsco (the "Common Shares") at a rate of $0.19 per share, subject to adjustment in accordance with the terms of the Convertible Debenture.

The investors under the convertible debenture private placement will be Peter N. Thomson, a director of the Company, and Wincro Limited, a holding company controlled by Frank J. Crothers, also a director of the Company. Nuinsco currently has 54,266,740 Common Shares issued and outstanding. Peter N. Thomson will own 1,092,303 common shares and Wincro Limited will own 8,044,252 Common Shares following the completion of the private placement, comprising 2.0% and 14.8%, respectively, of the issued and outstanding Common Shares as at May 29, 2002.

The private placement has been approved by the independent directors on the board of directors of the Company. The gross proceeds of the Private Placement, expected to be $200,000, will be used by the Company for general working capital purposes.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Douglas Hume, Chairman, *Nuinsco Resources* (416) 626-0470; *Hume, Kieran Inc.* Investor Relations (416) 868-1079; to receive company press releases contact christi@humekieran.com. (This release is available at: www.nuinsco.ca)